
WOODSIDE
AUSTRALIAN ENERGY

03 JUL 16 AM 7:21

1 July 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

03024557

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release/s which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-4-L (Carteret-1), lodged with the ASX on 1 July 2003;
- Woodside signs FPSO contract for Enfield development, lodged with the ASX on 1 July 2003;
- Resignation of Director and Appendix 3Z for Mr Roger Vines, lodged with ASX on 1 July 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178

1 July 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-4-L
Carteret-1

Woodside Petroleum Ltd., Operator of the WA-4-L Joint Venture, reports that the Carteret-1 exploration well, located in the Carnarvon Basin off Western Australia, was spudded on 26 June 2003.

On 30 June 2003 the Sedco 703 drill rig was running $9^5/_8$ inch casing after drilling 14¾ inch hole to a depth of 2,015 metres.

Carteret-1 is located approximately 145 kilometres north of Dampier. Water depth at the location is about 140 metres. Planned total depth is approximately 3,600 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-4-L (oil assets) is 33.34%. Other participants in WA-4-L (oil assets) are BHP Billiton Pty Ltd. (16.67%), Chevron Texaco Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

ANTHONY NIARDONE
Assistant Company Secretary


WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday, 1 July 2003
1pm (WST)

WOODSIDE SIGNS FPSO CONTRACT FOR ENFIELD DEVELOPMENT

Woodside Energy Ltd. has let the first major construction contract for its Enfield oil development off the North West Cape in Western Australia.

The contract for construction of the hull for a floating production, storage and offloading (FPSO) vessel has been signed with Samsung Heavy Industries Co Ltd, of South Korea.

Woodside's Enfield Area Development General Manager, Duncan Clegg, said design work on the hull would start in advance of environmental approvals and a final investment decision to ensure the project remained on schedule.

"The successful execution of Enfield will create significant growth for Woodside and this contract allows us to commence the initial stages of development without pre-empting the final approvals process," Mr Clegg said.

The 260-metre long vessel will have a double-hull, deadweight of about 150,000 tonnes, and storage capacity of 900,000 barrels of oil. It will be self-propelled and able to leave location in bad weather.

The Enfield Project is in permit WA-271-P, about 40km north-west of the North West Cape. Woodside has a 100% interest in the permit, which includes the Enfield, Vincent and Laverda discoveries. The fields' combined proven oil reserves are currently estimated at 146.4 million barrels. The combined probable oil reserves are currently 216.4 million barrels and the combined probable scope for recovery volumes are currently estimated at 103.1 million barrels.

A decision on environmental approval for the project under Commonwealth legislation is expected soon and, subject to this, Woodside expects to make a final investment decision in the second quarter of 2004. Production from the field is expected in the fourth quarter of 2006.

Total Enfield development capital costs are estimated at about A$1.5 billion. The contract price for the FPSO hull is confidential.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

1 July 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Resignation of Director

The Board of Woodside Petroleum Ltd today announced the retirement from the Board of Mr Roger Vines, effective 30 June 2003. Mr Vines' retirement was foreshadowed in the Chairman's address to shareholders at the Company's Annual General Meeting on 15 April 2003.

ANTHONY NIARDONE
Assistant Company Secretary

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Woodside Petroleum Limited	
ABN	**55 004 898 962**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	**Roger Andrew Geoffrey Vines**
Date of last notice	**02 January 2003**
Date that Director ceased to be Director	**30 June 2003**

Part 1 – Director's relevant interests in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the Director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities** **Nives Pty Ltd as Trustee for the Vines Family Trust – 7,400** **Nives Pty Ltd as Trustee for the Vines Superannuation Fund – 4,150**

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	n/a
Nature of interest	n/a
Name of registered holder (if issued securities)	n/a
No. and class of securities to which interest relates	n/a

+ See chapter 19 for defined terms.